Aleafia Health Inc. Announces Grant of Warrants

TORONTO – Tuesday June 19, 2018 Aleafia Health Inc. (TSXV: ALEF) (“Aleafia”) is pleased to announce that, pursuant to the previously announced memorandum of understanding (“MOU”) with CannTrust Holdings Inc.(“CannTrust”), it has amended the MOU to include the issuance of 500,000 common share purchase warrants to CannTrust exercisable at a price of $0.55 per common share until June 11, 2020.

The MOU with CannTrust provided for starter genetics to Aleafia for cultivation, for which the first harvest has already been completed at the Aleafia Farms licensed facility. Aleafia is expecting to receive its ACMPR (Access to Cannabis for Medical Purposes Regulations) bulk sales license in the near future and the sales and distribution license shortly thereafter, subject to a successful inspection by Health Canada.

About Aleafia Health Inc.

Aleafia Health Inc. (www.aleafiainc.com) is one of Canada’s leading, vertically integrated medical cannabis companies with a unique patient-focused, medical cannabis healthcare solution. Led by a distinguished and experienced corporate leadership team, Aleafia Health Inc. is pioneering a patient-centric experience that includes personalized services before, during and after treatment. Aleafia’s 22 cannabis clinics are staffed by licensed, practicing physicians.

Aleafia Health Inc., +1 (289) 388-6419, media@aleafiainc.com

Aleafia Investor Relations:
Tyler M. Troup Circadian Group +1 (866) 950-8300
Email: IR@aleafiainc.com